CODA MARKETS, INC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2024
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

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SEC FILE NUMBER
8-47077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CODA Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Skokie Blvd, Suite LL33
(No. and Street)

Wilmette	IL	60091
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristen Murphy	(872) 205-0181	kristen@codamarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark DeRolf, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CODA Markets, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KARAH BURTON
Notary Public - State of Florida
Commission # HH 495802
My Comm. Expires Feb 22, 2028
Bonded through National Notary Assn.

Signature: [signature]

Title: Chief Compliance Officer

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of CODA Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CODA Markets, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CODA Markets, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CODA Markets, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CODA Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit CODA Markets, Inc.'s financial statement. The supplemental information is the responsibility of CODA Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

We have served as CODA Markets, Inc.'s auditor since 2024.
Chicago, Illinois
April 18, 2025

CODA Markets, Inc

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	1,088,660
Receivables from broker dealers		713,178
Accounts receivable		1,696,000
Receivable from affiliates		529,855
Deferred tax asset		95,255
Other assets		40,920
	$	4,163,868

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	1,029,929
Payable to affiliates		68,349
Taxes payable		108,166
		1,206,444

Stockholder's Equity

Common stock, $.01 par value;		10
20,000 shares authorized; 1,000 issued and outstanding		
Additional paid-in capital		17,159,328
Accumulated deficit		(14,201,914)
		2,957,424
	$	4,163,868

See accompanying notes.

CODA MARKETS, INC

Notes to Statement of Financial Condition

For the year ended December 31, 2024

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1. **Organization and Business**

   CODA Markets, Inc. (the "Company"), was incorporated in the state of Connecticut on October 22, 1993. On April 30, 2024, the Company was purchased by and is wholly owned by ACS Global Holdings, LLC (the "Stockholder"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is providing to its clients an alternative trading system ("ATS") that includes execution and routing services.

2. **Summary of Significant Accounting Policies**

   <u>Revenue Recognition</u>
   The Company records all securities transactions on a trade date basis. Interest earned on deposits held at the clearing firm is recognized on an accrual basis. The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers which requires recognition and the measurement of revenue to be based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

   The Company records revenue when, or as, performance obligations are satisfied by transferring control of a promised good or service to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products and services the Company transfers to the customer. The Company evaluates the transfer of control primarily from the customer's perspective where the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service.

   <u>Transaction-Based Revenue</u>
   The Company earns commissions and fees that are generated through upfront commissions or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis at a point in time as the securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred between the parties. Clients are invoiced for commissions on a monthly basis.

   Payment for orderflow and rebate revenue is generated from execution partners who accept trades for securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis. The Company records the revenue when the transactions occur. The Company charges certain regulatory fees to every subscriber's sell side trade, using the rate published by the SEC.

   <u>Use of Estimates</u>
   The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

CODA MARKETS, INC

Notes to Statement of Financial Condition

For the year ended December 31, 2024

_____

2.   **Summary of Significant Accounting Policies, Continued**

Share Capital

The Company's share capital consists of common stock. Authorized common stock includes 20,000 shares with a par value of $0.01 per share. There are currently 1,000 shares outstanding.

Income Taxes
The Company files a U.S income tax return and state tax returns where required on a calendar year basis. A provision has been made for federal and state income taxes. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Deferred tax assets and liabilities are determined based on the temporary differences between carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

As of December 31, 2024, the Company had federal income taxes payable of $76,766 and state income taxes payable totaling $31,400, which are included in the statement of financial condition. The net deferred tax assets of $95,255 are included in the statement of financial condition.

CODA MARKETS, INC

Notes to Statement of Financial Condition

For the year ended December 31, 2024

_____

3.   **Financial Instruments – Credit Losses**

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The Company has recorded an allowance for credit losses of $42,000 at December 31, 2024, which is presented net with accounts receivable on the statement of financial condition.

4.   **Clearing Agreement**

The Company has entered into a clearing agreement with a broker/dealer ("Clearing Broker /Dealer") whereby the Company's clients' securities transactions are cleared by the Clearing Broker/Dealer on behalf of the Company. The Company is required to maintain a minimum deposit of $500,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to the renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms, the Company will have to pay a termination penalty of $25,000.

5.   **Credit Concentration**

At December 31, 2024, a significant credit concentration consisted of approximately $713,000 with the Clearing Broker/Dealer representing the market value of the Company's clearing accounts. Additionally, the Company's bank balance was in excess of the FDIC limits by approximately $839,000. Management does not consider any credit risk associated with either of these balances to be significant.

6.   **Financial Instruments**

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not trade derivative financial instruments.

CODA MARKETS, INC

Notes to Statement of Financial Condition

For the year ended December 31, 2024

_____

6.   Financial Instruments, Continued

The Company is engaged in various trading activities in which counterparties solely include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7.   Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee. At December 31, 2024, the Company was not party to any guarantee arrangements.

8.   Fair Value Measurement and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

---

8. **Fair Value Measurement and Disclosures, Continued**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2024, the Company held no Level 1, Level 2 or Level 3 investments.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2024, the Company had net capital and net capital requirements of $1,850,647 and $100,000, respectively.

10. **Related Party Transactions**

The Company utilizes an entity affiliated through common ownership for technology related services, insurance and other operating expenses. At December 31, 2024, the Company owed GLP $40,000 which is presented as a payable to affiliate on the statement of financial condition. Additionally, the Company receives payment from Comhar Capital Markets, LLC ("CCM"), a broker-dealer affiliated through common ownership, for rebates and payment for order flow. At December 31, 2024, the Company had a receivable from CCM totaling $471,848, which is presented as a receivable from affiliate on the statement of financial condition. The Company also pays CCM for CAT fees passed through for some executions. At December 31, 2024, the Company had a payable to CCM totaling $9,918. The Company also receives payment from ACS Execution Services, LLC ("ACS"), a broker-dealer affiliated through common ownership for execution and trading related fees for orders it executes for ACS. At December 31, 2024, the Company had a receivable from ACS totaling $58,007, which is presented as a receivable from affiliate on the statement of financial condition. The Company also pays ACS for CAT fees passed through for some executions. At December 31, 2024, the Company had a payable to ACS totaling $18,431, which is presented as a payable to affiliate on the statement of financial condition.

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11. **Employee Benefit Plan**

    The Company has established a 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

12. **Client Concentration**

    For the year ending December 31, 2024, a significant concentration of Company's commission revenue was earned from two clients, with one client responsible for 42% of the total commission revenue. Transactions with the two clients represent approximately 66% of the Company's total commission revenue. Management does not consider any credit risk associated with these concentrations to be significant.

13. **Single Reportable Segment**

    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal and agency transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting practices used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

14. **Contingencies**

    In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims of potential violations of exchange rules, and that may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise. At December 31, 2024, the Company has no open inquiries.

15. **Subsequent Events**

    The Company's management has evaluated events and transactions through April 18, 2025, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CODA MARKETS, INC** as of **December 31, 2024**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$	2,957,424	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital			$	2,957,424	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities			$	2,957,424	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Clearing Org. Dep., Securities, and other asset)	$ 1,106,777	[3540]			
	B. Secured demand note deficiency		[3590]			
	C. Commodity futures contract and spot commodities proprietary capital charges		[3600]			
	D. Other deductions and/or charges		[3610]	$	(1,106,777)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions			$	1,850,647	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		[3660]			
	B. Subordinated securities borrowings		[3670]			
	C. Trading and Investment securities					
	1. Exempted securities		[3735]			
	2. Debt securities		[3733]			
	3. Options		[3730]			
	4. Other securities		[3734]			
	D. Undue concentration		[3650]			
	E. Other (List)		[3736]	$		[3740]
10.	Net Capital			$	1,850,647	[3750]

Non allowable assets consist of the following:

Non allowable accounts receivable	$	440,747
Receivable from related broker dealers		529,855
Deferred taxes		95,255
Other assets		40,920
Total	$	1,106,777

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**CODA MARKETS, INC**	as of **December 31, 2024**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	80,430	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	1,750,647	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,730,002	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	1,206,445	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness	$	1,206,445	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		65.19	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CODA MARKETS, INC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3a

December 31, 2024

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.

CODA MARKETS, INC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2024

_____

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2024 and does not have any PAIB accounts.

CODA MARKETS, INC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2024

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.